FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla Silver")

Item 2 Date of Material Change

September 25, 2024

Item 3 News Release

The news releases were disseminated on September 25, 2024 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

On September 25, 2024, the Company announced that, further to its successfully completed bought deal public offering (the "Offering") of 25,000,000 common shares of the Company (the "Common Shares") at a price of C$2.60 per Common Share, the underwriters have purchased an additional 3,750,000 Common Shares pursuant to their exercise in full of the over-allotment option (the "Over-Allotment Option") granted by Vizsla Silver, generating additional gross proceeds to Vizsla Silver of C$9,750,000.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Initially, 25,000,000 common shares of the Company (the "Initial Shares") at a price of C$2.60 per Initial Share (the "Offering Price") were issued and the underwriters have purchased an additional 3,750,000 common shares of the Company (the "Additional Shares", and together with the Initial Shares, the "Common Shares") at the Offering Price per Additional Share, pursuant to their exercise in full of the over-allotment option (the "Over-Allotment Option") granted by Vizsla Silver, generating additional gross proceeds of C$9,750,000.

The Offering was led by Canaccord Genuity as sole bookrunner and lead underwriter on behalf of a syndicate of underwriters that included CIBC Capital Markets, Ventum Financial Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc., National Bank Financial Inc., and BMO Capital Markets (collectively, the "Underwriters"). In consideration for the services provided by the Underwriters in connection with the issue and sale of the Additional Shares, the Company paid to the Underwriters a cash commission equal to C$487,500.

The Common Shares were offered pursuant to a final prospectus supplement of the Company dated September 16, 2024 (the "Prospectus Supplement") to the short form base shelf prospectus of the Company dated March 31, 2023 (the "Base Shelf Prospectus"), in all of the provinces and territories of Canada, except Quebec, and in the United States pursuant to a prospectus supplement dated September 16, 2024 (the "US Prospectus Supplement") filed as part of an effective registration statement on Form F-10 filed under the Canada/U.S. multi-jurisdictional disclosure system. The Offering remains subject to the final approval of the TSX Venture Exchange ("TSX-V").

The net proceeds of the Offering, including those raised from the exercise of the Over-Allotment Option, are expected to be used to advance the exploration, drilling and development of the Company's Panuco Project, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

 September 27, 2024